Free Writing Prospectus (To the Preliminary Prospectus Supplement dated August 16, 2016)	Filed pursuant to Rule 433 under the Securities Act Registration Statement No. 333-202427

$500,000,000

Term Sheet

4.625% Senior Notes due 2026

Pricing Term Sheet dated August 16, 2016 to the Preliminary Prospectus Supplement of MGM Resorts International dated August 16, 2016. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information therein to the extent it is inconsistent. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	MGM Resorts International (the “Issuer”)

Offering Size:	$500,000,000 aggregate principal amount

Title of Securities:	4.625% Senior Notes due 2026 (the “Notes”)

Maturity:	September 1, 2026

Offering Price:	100%, plus accrued interest, if any, from August 19, 2016

Coupon:	4.625%

Yield to Maturity:	4.625%

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer before Estimated Expenses:	$493,750,000

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2017

Record Dates:	February 15 and August 15

Optional Redemption:	The Issuer may redeem the Notes, in whole or in part, at any time prior to June 1, 2026 (the date that is three months prior to the maturity date of the Notes), at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed; or

•    as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

The Issuer may redeem the Notes, in whole or in part, at any time on or after June 1, 2026 (the date that is three months prior to the maturity date of the Notes) at a redemption price of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

Joint Physical Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

BNP Paribas Securities Corp.

SMBC Nikko Securities America, Inc.

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

SunTrust Robinson Humphrey, Inc.

Co-Managers:	Scotia Capital (USA) Inc. Citizens Capital Markets, Inc.

Trade Date:	August 16, 2016

Settlement Date:	August 19, 2016 (T+3)

Distribution:	Registered Offering

CUSIP Number:	552953 CD1

ISIN Number:	US552953CD18

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request by contacting Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone (toll-free) at 1-888-603-5847 or by e-mail at barclayspropsectus@broadridge.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.